FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

Commission File Number 000-30716

AUTONOMY CORPORATION PLC

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel:  44 (0)1223 448 000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

On April 15, 2003, Autonomy Corporation plc (the “Company”) commenced distribution to its shareholders its Notice of Annual General Meeting of Shareholders, to be held on May 8, 2003.  A copy of the Notice of Annual General Meeting is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On April 22, 2003, the Company engaged Deloitte & Touche as the Company’s independent auditors for 2003.  The selection of Deloitte & Touche as the Company’s independent public auditors for 2003 will be placed before the shareholders of the Company at the Company’s next annual general meeting.

Exhibits

99.1         Notice of 2003 Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: April 23, 2003	By:	/s/ Andrew M. Kanter
Andrew M. Kanter
Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description

99.1	Notice of 2003 Annual General Meeting